Exhibit 99.1

FINANCIAL STATEMENTS
DHT Holdings, Inc.
Index to Unaudited Condensed Consolidated Financial Statements

Page

Condensed Consolidated Statement of Financial Position as of September 30, 2013 and December 31, 2012	F-2
Condensed Consolidated Income Statement for the three months ended September 30, 2013 and September 30, 2012 and the nine months ended September 30, 2013 and September 30, 2012	F-3
Condensed Consolidated Statement of Cash Flows for the three months ended September 30, 2013 and September 30, 2012 and the nine months ended September 30, 2013 and September 30, 2012	F-5
Summary Consolidated Statement of Changes in Shareholders’ Equity for the nine months ended September 30, 2013 and September 30, 2012	F-7
Notes to Condensed Consolidated Financial Statements	F-9

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	Sept. 30, 2013	December 31, 2012
Current assets
Cash and cash equivalents		$50,003	71,303
Accounts receivable	8	14,042	13,874
Prepaid expenses		68	485
Bunkers		943	3,616
Total current assets		65,057	89,278

Non-current assets
Vessels	5	269,583	310,023
Other property, plant and equipment		328	458
Total non-current assets		269,912	310,481

Total assets		334,968	399,759

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		3,446	6,199
Derivative financial instruments	4	–	772
Current portion long term debt	4	–	9,000
Deferred income	10	6,894	–
Deferred Shipping Revenues		1,436	155
Total current liabilities		11,776	16,125

Non-current liabilities
Long term debt	4	156,004	202,637
Total non-current liabilities		156,004	202,637

Total liabilities		167,780	218,762

Stockholders’ equity
Stock	6,7	156	95
Additional paid-in capital	6,7	386,098	386,159
Retained earnings/(deficit)		(221,714)	(205,258)
Reserves		2,648	–
Total stockholders equity		167,189	180,997

Total liabilities and stockholders’ equity		334,968	399,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		Q3 2013	Q3 2012	9 months 2013	9 months 2012
	Note	Jul. 1-Sept. 30, 2013	Jul. 1-Sept. 30, 2012	Jan. 1-Sept. 30, 2013	Jan. 1-Sept. 30, 2012

Shipping revenues		$17,327	24,615	$56,068	76,614

Operating expenses
Voyage expenses		(6,149)	(6,594)	(22,252)	(7,139)
Vessel operating expenses		(5,765)	(6,258)	(18,296)	(19,650)
Charter hire expense		–	(2,202)	–	(6,892)
Depreciation and amortization	5	(6,430)	(10,574)	(19,754)	(24,530)
Impairment charge	5	–	(92,500)	–	(92,500)
Profit /( loss), sale of vessel		–	–	(669)	(2,231)
General and administrative expense		(2,209)	(2,251)	(6,496)	(7,401)
Total operating expenses		$(20,553)	(120,380)	$(67,467)	(160,343)

Operating income		$(3,226)	(95,764)	$(11,399)	(83,729)

Interest income		15	124	117	190
Interest expense		(959)	(1,773)	(3,820)	(5,665)
Fair value gain/(loss) on derivative financial instruments	4	–	642	-	1,533
Other Financial income/(expenses)		15	98	(443)	8
Profit/(loss) before tax		$(4,154)	(96,674)	$(15,545)	(87,663)

Income tax expense		50	(49)	(38)	(123)
Net income/(loss) after tax		$(4,104)	(96,723)	$(15,583)	(87,786)
Attributable to the owners of parent		$(4,104)	(96,723)	$(15,583)	(87,786)

			(Adjusted)*		(Adjusted)*
Basic net income/(loss) per share		(0.26)	(6.27)	(1.01)	(8.08)
Diluted net income/(loss) per share		(0.26)	(6.27)	(1.01)	(8.08)

Weighted average number of shares (basic)		15,520,230	15,414,438	15,467,791	10,867,842
Weighted average number of shares (diluted)		15,520,230	15,414,438	15,467,791	10,867,842

*To adjust for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	$(4,104)	(96,723)	$(15,583)	(87,786)

Other comprehensive income:
Reclassification adjustment from previous cash flow hedges		80		550

Total comprehensive income for the period	$(4,104)	(96,643)	$(15,583)	(87,236)

Attributable to the owners of parent	$(4,104)	(96,643)	$(15,583)	(87,236)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q3 2013	Q3 2012	9 months 2013	9 months 2012
	Note	Jul. 1 - Sept. 30, 2013	Jul. 1 - Sept. 30, 2012	Jan. 1-Sept. 30, 2013	Jan. 1-Sept. 30, 2012

Cash Flows from Operating Activities:
Net income / ( loss)		(4,104)	(96,723)	(15,583)	(87,786)
Items included in net income not affecting cash flows:
Depreciation and amortization	5	6,473	10,818	20,421	24,774
Impairment charge	5	–	92,500	–	92,500
(Profit) / loss, sale of vessel	5	–	–	669	2,231
Fair value gain/(loss) on derivative financial instruments		–	(642)	(772)	(1,533)
Compensation related to options and restricted stock		511	182	2,648	727
Changes in operating assets and liabilities:
Accounts receivable		2,418	(206)	(168)	(9,531)
Prepaid expenses		157	488	417	1,266
Other long term receivables		–	–	–	54
Accounts payable and accrued expenses		(370)	3,782	(2,753)	3,875
Deferred income		–	5,489	6,894	–
Prepaid charter hire		353	(5,733)	1,281	(5,733)
Other non-current liabilities		–	(37)	–	(149)
Bunkers		2,464	(1,469)	2,673	(2,879)
Net cash provided by operating activities		7,902	8,450	15,728	17,816

Cash Flows from Investing Activities:
Investment in vessels		(671)	(304)	(2,112)	(3,802)
Sale of vessels		–	–	22,233	13,662
Investment in property, plant and equipment		(1)	(10)	25	(10)
Net cash used in investing activities		(673)	(314)	20,146	9,850

Cash Flows from Financing Activities
Issuance of stock	6,7	–	(235)	–	75,944
Cash dividends paid	7	(310)	(3,425)	(873)	(8,754)
Repayment of long-term debt	4	–	(3,100)	(56,300)	(65,237)
Net cash provided by/(used) in financing activities		(310)	(6,760)	(57,173)	1,953

Net increase/(decrease) in cash and cash equivalents		6,919	1,376	(21,299)	29,618

Cash and cash equivalents at beginning of period	43,084	70,866	71,303	42,624
Cash and cash equivalents at end of period	50,003	72,242	50,003	72,242

Specification of items included in operating activities:
Interest paid	859	1,561	3,028	5,242
Interest received	122	122	132	190

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Series A Participating Preferred Stock

				Paid-in Additional Capital				Paid-in Additional Capital
									Retained	Equity Settled Employee Benefit	Cash Flow	Total
	Note	Shares	Amount		Shares	Amount			Earnings	Reserves	Hedges	equity
Balance at January 1, 2012		5,370,897	$54	$309,314		$			$(102,164)	$	$(756)	$206,448
Net income/(loss) after tax									(87,786)			(87,786)
Other comprehensive income											550	550
Total comprehensive income									(87,786)		550	(87,236)
Cash dividends declared and paid	7								(8,754)			(8,754)
Issue of stock	6	3,212,083	32	17,173	400,967		4	58,769				75,979
Compensation related to options and restricted stock		16,700	0	728								728
Balance at Sept. 30, 2012		8,599,680	$86	$327,216	400,967		$4	$58,769	(198,704)	$–	$(206)	$187,165

		Common Stock			Series A Participating Preferred Stock

				Paid-in Additional Capital			Paid-in Additional Capital
								Retained	Equity Settled Employee Benefit	Cash Flow	Total
	Note	Shares	Amount		Shares	Amount		Earnings	Reserves	Hedges	equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)	$	$	$180,997
Net income/(loss) after tax								(15,583)			(15,583)
Total comprehensive income								(15,583)		–	(15,583)
Cash dividends declared and paid	7							(873)			(873)
Issue of stock											–
Exchange of Series A Participating Preferred Stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)
Compensation related to options and restricted stock		150,368	1	–					2,647		2,648
Balance at Sept. 30, 2013		15,640,975	$156	$386,099	–	$–	$0	(221,714)	$2,647	$–	$167,189

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements for the Period Ended September 30, 2013

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company’s principal activity is the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on December 19, 2013 and authorized for issue on December 19, 2013.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2012. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IFRS”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2012 audited consolidated financial statements, except for the following new accounting principle.

Deferred Income

The initial payment received in connection with the sale of the claim against Overseas Shipholding Group, Inc. (“OSG”) to Citigroup is recognized as deferred income subject to the final allowance of the claim by the U.S. Bankruptcy Court.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2013 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

●
Amended IAS 1; “Presentation of items of Other Comprehensive Income”. The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

●
IAS 19 (revised 2011); “Employee Benefits”. The amendments to IAS 19 Employee Benefits, proposes major changes to the accounting for employee benefits, including the removal of the option for deferred recognition of changes in pension plan assets and liabilities (known as the “corridor approach”). The result is greater balance sheet volatility for the Company since the corridor approach has been used. In addition, these amendments will limit the changes in the net pension asset (liability) recognized in profit or loss to net interest income (expense) and service costs. Expected returns on plan assets will be replaced by a credit to income based on the corporate bond yield rate. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 13; “Fair Value Measurement”. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The standard defines “fair value” in the context of IFRS as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is not an entity-specific measurement, but rather is focused on market participant assumptions for a particular asset or liability. Therefore, when measuring fair value, an entity considers the characteristics of the asset or liability, if market participants would consider those characteristics when pricing the asset or liability at the measurement date. This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 10; “Consolidated Financial Statements”. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 11; “Joint Arrangements”. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. This standard becomes effective for annual periods beginning on or after January 1, 2013.

●
IFRS 12; “Disclosure of Interests in Other Entities”. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Note 3 – Segment reporting

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:

As of September 30, 2013, six of the Company’s eight vessels were on charter, pursuant to time charters to different customers for periods up to one year. One vessel operate in a commercial pool and one vessel operated in the spot market.

For the period from January 1, 2013 to September 30, 2013, one customer represented $6.1 million of the Company’s revenues. For the period from July 1, 2013 to September 30, 2013, three customers represented $4.9 million, $2.1 million, and $1.8 million, respectively, of the Company’s revenues. For the period from January 1, 2012 to September 30, 2012, one customer represented $50.7 million of the Company’s revenues. For the period from July 1, 2012 to September 30, 2012, two customers represented $13.2 million and $2.5 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt

As of September 30, 2013, DHT had interest bearing debt totalling $156.4 million, of which $113.3 million is priced at Libor+1.75%, $18.4 million is priced at Libor+3.00% and $24.8 million is priced at Libor+2.75%. Interest is payable quarterly in arrears. As of September 30, 2013, three month Libor was 0.25%. As of December 31, 2012, the Company had one interest rate swap in an amount of $65 million under which DHT pays a fixed rate of 5.95% including margin of 0.85%. The interest rate swap expired on January 18, 2013. From January 1, 2009, the Company has discontinued hedge accounting on a prospective basis. Derivatives are re-measured to their fair value at each balance sheet date. The resulting gain and loss is recognized in profit or loss.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two amendments became effective upon the completion of the equity offering in early May 2012 at which time the above prepayments were made. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

In April 2013 the Company amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled instalment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings.

As of the date of our most recent compliance certificates submitted for the third quarter of 2013, we remain in compliance with our financial covenants.

Scheduled debt repayments (USD million)

	Oct. 1 to Dec. 31, 2013	2013	2014	2015	2016	*	Thereafter	Total
RBS*	–	–	–	–	–		113.3	113.3
DVB	–	–	–	2.4	15.9		–	18.4
DNB	–	–	–	2.5	22.3		–	24.8
Total	–	–	–	4.9	38.2		113.3	156.4
Unamortized upfront fees								(0.4)
Total long term debt								156.0

*Commencing with the second quarter of 2016, installments under the RBS credit are equal to free cash flow for DHT Maritime, Inc. during the preceding quarter capped at $7.5 million.

Measurement of fair value:

It is only derivatives that are classified within a fair value measurement category and recognized at fair value in the balance sheet. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 7. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable.

		Notional amount		Fair value
		Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	Expired	2013	2012	2013	2012
Swap pays 5.95%, receive floating	Jan. 18, 2013	$–	$65,000	$–	$(771)
Carrying amount				$–	$(771)

Note 5 – Vessels

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of September 30, 2013.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the third quarter of 2013. The impairment test has been performed using an estimated weighted average cost of capital of 8.72%.

The impairment test as of September 30, 2012 resulted in a non-cash impairment charge of $92.5 million. The impairment test was performed using an estimated weighted average cost of capital of 8.39%. The main changes from previous impairment tests are that we assumed an estimated useful life of 20 years, down from 25 years and a reassessment of the two long-term bare boat charters for DHT Target (formerly Overseas Newcastle) and DHT Trader (formerly Overseas London) with OSG due to the announcement by OSG regarding its solvency.

Cost of Vessels		Depreciation and impairment*
At January 1, 2012	$659,815	At January 1, 2012	$205,273
Additions**	3,818	Depreciation expense	31,944
Disposals	(50,075)	Disposals	(34,182)
At December 31, 2012	613,558	Impairment	100,500
Additions**	2,120	At December 31, 2012	303,535
Disposals	(49,866)	Depreciation expense	19,650
At September 30, 2013	565,812	Disposals	(26,956)
		At September 30, 2013	296,229

Carrying Amount
At December 31, 2012	$310,023
At September 30, 2013	269,583

*Accumulated numbers
**Relates to drydocking of vessels

Note 6 – Equity Offering

A backstopped equity offering and a concurrent private placement of common stock and Series A Participating Preferred Stock by the Company closed on May 2, 2012. DHT issued a total of 30,038,400 shares of common stock with par value of $0.01 per share and 442,666 shares of Series A Participating Preferred Stock with par value of $0.01 per share for total net proceeds of $76.0 million after expenses amounting to $4.0 million. Upon effectiveness of the reverse stock split on July 17, 2012, the Series A Participating Preferred shares became exchangeable into 7,525,322 shares of common stock on a split-adjusted basis and assuming no further adjustments. The Series A Participating Preferred shares which had not been voluntarily exchanged by each shareholder prior to June 30, 2013, were automatically exchanged for shares of common stock on July 1, 2013. Subsequent to the exchange of the Series A Participating Preferred Stock into shares of common stock DHT had 15,640,975 shares of common stock outstanding as of September 30, 2013.

Note 7 – Stockholders equity and dividend payment

At the Company’s 2012 annual general meeting of shareholders, the shareholders voted to authorize the Board to effect a reverse stock split of DHT’s common stock, par value of $0.01 per share, at a reverse stock split ratio of 12-for-1 and to amend the articles of incorporation to effect the reverse stock split and adjust the total number of authorized shares of common stock to 30,000,000. The reverse stock split became effective as of close of business on July 16, 2012.

	Common stock	Preferred stock*
Issued at September 30, 2013	15,640,975	–
Par value	$0.01	$0.01
Numbers of shares authorized for issue at June 30, 2013	30,000,000	1,000,000
*The Series A Participating Preferred Stock were exchanged for shares of common stock on July 1, 2013.

Common stock:

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. The shares of common stock outstanding reflect the 12-for-1 reverse split effective as of close of business on July 16, 2012.

Preferred stock:

Terms and rights of preferred shares will be established by the board when or if such shares would be issued. Under the terms of the backstopped equity offering that closed in May 2012, 442,666 shares of Series A Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series A Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series A Participating Preferred Stock being deemed to be equal to, after adjusting for the 12-for-1 reverse stock split that became effective as of the close of trading on July 16, 2012, (i) 14.1667 shares of common stock (for periods prior to January 1, 2013) and (ii) 12.5000 shares of common stock (for periods commencing January 1, 2013), in each case subject to further adjustment.

After adjusting for the above mentioned 12-for-1 reverse stock split, one share of issued and outstanding Series A Participating Preferred Stock was deemed equal to 16.6667 shares of common stock (the “Participation Factor”), subject to further adjustment, for purposes of voting rights and determining liquidation preference amounts in certain instances of the Series A Participating Preferred Stock.

Effective July 17, 2012 until June 30, 2013, each holder of Series A Participating Preferred Stock could choose to exchange its shares of Series A Participating Preferred Stock, on an all or nothing basis, for shares of common stock at a 1:17 ratio unless and until the Participation Factor becomes subject to further adjustment. On July 1, 2013, all issued and outstanding shares of Series A Participating Preferred Stock have been mandatorily exchanged into shares of common stock at 1:17 ratio. On a fully exchanged basis, the Company now has a total of 15,640,975 outstanding shares of common stock.

Dividend payment as of September 30, 2013:
Payment date:	Total payment	Per common share
August 28, 2013	$0.3 million	$0.02
May 23, 2013	$0.3 million*	$0.02
February 19, 2013	$0.3 million**	$0.02
Total payment as of September 30, 2013:	$0.9 million	$0.06
*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Dividend payment as of December 31, 2012:
Payment date:	Total payment	Per common share
November 12, 2012	$0.3 million*	$0.02
August 16, 2012	$3.4 million**	$0.24
May 23, 2012	$3.4 million**	$0.24	***
February 15, 2012	$1.9 million	$0.36	***
Total payment as of December 31, 2012:	$9.0 million	$0.86
*Total payment on November 12, 2012 includes $0.28 per Series A Participating Preferred Stock.
**Total payment on August 16 and May 23, 2012 includes $3.40 per Series A Participating Preferred Stock.
***Adjusted for the 12-for-1 reverse stock split effective as of the close of business on July 16, 2012.

Note 8 – Accounts receivable

A significant part of the accounts receivable as of September 30, 2013 relates to working capital for vessels operating in commercial pools and in the spot market.

Note 9 - Financial risk management, objectives and policies

Note 9 in the 2012 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10—OSG Bankruptcy and Claims

In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court. We and certain of our affiliates filed claims against OSG and certain of its affiliates, including two subsidiaries of OSG, Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle (now known as the DHT Target) and Overseas London (now known as the DHT Trader), respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the “Claims”).

We entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. (“Citigroup”) on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in our right and title and interest in the Claims for a purchase price equal to 33.25% of the amount of the claim ultimately allowed by the U.S. Bankruptcy Court. We received an aggregate initial payment of approximately $6.9 million from Citigroup, and expect to receive an additional and final payment which has been recorded as deferred income.

Separately we filed six further claims in the amount of $3.4 million plus attorneys’ fees against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013. These claims have not been assigned to a third party.

Note 11– Subsequent Events

Dividend

On October 30, 2013 the Board approved a dividend of $0.02 per common share related to the third quarter 2013 to be paid on November 21, 2013 for shareholders of record as of November 13, 2013.

Private Placement

On November 24, 2013, we entered into a Stock Purchase Agreement among us and the investors named therein (the “Stock Purchase Agreement”) pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in the Private Placement. The equity includes 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses), which we expect to use for general corporate purposes, including to pursue vessel acquisitions.

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment (the “Amendment”) to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares. The special meeting is scheduled to take place on January 20, 2014. If our shareholders vote in favor of the increase (the “Shareholder Vote”), each share of Series B Participating Preferred Stock will mandatorily convert into 100 shares of our common stock at a 1:100 ratio, subject to further adjustment. Certain of our existing shareholders and the institutional investors participating in the private placement have agreed to vote in favor of the increase pursuant to the terms of the Stock Purchase Agreement. Holders of approximately 63% of our common stock outstanding as of December 13, 2013, the record date for the special meeting, have agreed to vote in favor of the increase.

In connection with the Private Placement, on November 24, 2013, we and Anchorage Illiquid Opportunities Offshore Master III, L.P. (the “Anchorage Investor”), an affiliate of Anchorage Capital Group L.L.C. (“Anchorage”), entered into an amendment to the Investor Rights Agreement dated May 2, 2012 between us and the Anchorage Investor.

The terms of the Private Placement were governed by the Stock Purchase Agreement attached as Exhibit 10.1 to our Report on 6-K filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2013, and it is incorporated by reference into this prospectus.

HHI Ship Construction Agreement

On December 2, 2013, we announced that we have reached an agreement pursuant to two contracts (the “HHI Agreements”) with Hyundai Heavy Industries Co. Ltd. (“HHI”) for the construction of two VLCCs with a contract price of $92.7 million each, including certain additions and upgrades to the standard specification. The vessels are 300,000 dwt and will be delivered in July and September 2016, respectively. Further, pursuant to an option agreement (the “Option Agreement”) with HHI, we have an option for a third VLCC at the same price for delivery in the fourth quarter of 2016 if a firm contract is entered into. Each of the HHI Agreements and the Option Agreement are attached as Exhibits 10.1, 10.2 and 10.3 hereto, respectively, and each is incorporated by reference into this prospectus.

On January 8, 2014, we announced that we have exercised our option to construct the third VLCC with HHI with a contract price of $92.7 million, including certain additions and upgrades to the standard specification, pursuant to a contract with HHI (the “Third HHI Agreement”).  The Third HHI Agreement is attached as Exhibit 10.4 hereto and is incorporated by reference into this prospectus.

OSG Bankruptcy and Claims

We and certain of our affiliates and OSG and certain of its affiliates have agreed to a total claims amount of $46.0 million in full settlement of the claims arising from the rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London. The settlement is subject to the final approval by the U.S. Bankruptcy Court. Subject to such final approval we expect to receive an additional and final payment of approximately $8.5 million from Citigroup and to record the total aggregate amount of approximately $15.4 million received from Citigroup as revenue.

Also, we and certain of our affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million for a total claim amount of $1.5 million in full settlement of such claims. The settlement is subject to the final approval by the U.S. Bankruptcy Court.